UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
OMB APPROVAL
OMB Number:  3235-0145
Expires:  December 31, 1997
Estimated Average Burden
hours per Response   14.90

SCHEDULE 13-G

Under the Securities Exchange Act of 1934
(Amendment No._______)*

ROPER INDUSTRIES
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

055652101
(CUSIP Number)



Check the following box if a fee is being paid with this statement. (A fee is not required only if the filling person: (1) has a previous statement on file re porting benenfical ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any sbsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of theis cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but hsall be subject to all other provisions of the Act (however, see the  Notes).





SEC 1745  (2-95)
CUSIP No. 05565210
				13-G


1     	NAME OF REPORTING PERSON
	SS or IRS IDENTIFICATION NO OF ABOVE PERSON

	Beck, Mack & Oliver LLC
	13-0477010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

										(a)  [__]
										(b)  [__]
3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York


NUMBER OF		5	SOLE VOTING POWER
SHARES					-0-
BENEFICIALLY		6	SHARED VOTING POWER
OWNED BY					-0-
EACH				7	SOLE DISPOSITIVE POWER
REPORTING					-0-
PERSON			8	SHARED DISPOSITIVE POWER
WITH						651,315 SHARES



9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON  	651,315 SHARES

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROM (9) EXCLUDES
CERTAIN SHARES*


11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.62%

12	TYPE OF REPORTING PERSON *
	1A


General Instructions:

Item 1

a.  Name of Issuer BSB Bancorp
b.  Address of Issuer:  58-68 Exchange Street, Binghamton, NY 13902

Item 2

Name of Company Filing

a.  Beck, Mack & Oliver
b.  330 Madison Avenue,New York, NY  10017-5001
c.  New York
d.  Common
e.  Cusip# 05565210

Item 3

Investment Advisor

Item 4

a.  Amount Benefically owned 651,315 shares
b.  Percent of Class  7.62%
c.  (i) (ii) (iii)  N/A
    (iv)  651,315 shares

Item 5

NA

Item 6

Ownership of more than five percent on behalf of another person

The securities covered by this statement are owned by investment advisory clients of Beck, Mack & Oliver LLC. These clients have the right to recieve or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
No one of these clients owns more than 5% of such class of securities.

Item 7

N/A

Item 8

N/A

Item 9

N/A

Item 10

We are filing electronically, no manually, therefore we are no supplying a signature area.